

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2014

<u>Via E-mail</u>
Mr. Timothy S. Jenks
Chief Executive Officer
NeoPhotonics Corporation
2911 Zanker Road
San Jose, CA 95134

   Re: NeoPhotonics Corporation
     Schedule TO-I
     Filed November 18, 2014
     File No. 005-86596

Dear Mr. Jenks:

  We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

  Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Reprice Eligible Options and Stock Appreciation Rights</u>

<u>General</u>

1. It appears that you are relying upon the global exemptive order issued by the Commission on March 21, 2001. Please advise us whether all of the options and stock appreciation rights subject to the exchange offer were issued under an employee benefit plan as defined in Securities Act Rule 405. In doing so, please specifically address whether an "employee benefit plan" may continue to meet the definition contained in Rule 405 to the extent plan beneficiaries include persons performing services under contract, such as consultants.

Section 4. Withdrawal Rights, page 9

2.   Please revise here and in the Summary Term Sheet to disclose the date certain after
        which a security holder may withdraw securities if not yet accepted for payment. Refer
        to Exchange Act Rule 13e-4(f)(2)(ii).

Section 6. Conditions of the Repricing Offer, page 11

3.   All conditions must be clearly described such that eligible holders understand what will
        allow you to terminate the Offer. In that regard, please quantify the "substantial decline
        or increase" in your stock price that would trigger condition (i).

Section 13. Extension of the Repricing Offer; Termination; Amendment, page 20

4.   We note your disclosure that you will provide notice of any extension of the Repricing
        Offer "no later than 9:00 a.m. U.S. Pacific Time on the next business day following the
        previously scheduled expiration date of the Repricing Offer." Please revise to disclose
        that notice of any extension will be issued no later than 9:00 a.m. Eastern time, as
        required by Exchange Act Rule 14e-1(d).

Section 16. Miscellaneous, page 22

5.   You state that the Offer is not being made to, nor will tenders be accepted from, eligible
        holders residing in any jurisdiction in which the making or acceptance of the Offer would
        not be in compliance with the laws of that jurisdiction. Please provide your analysis as to
        how limiting participation in this manner is consistent with Exchange Act Rule 13e-
        4(f)(8)(i). See Section II.G.1 of Securities Exchange Act Release No. 58597
        (September 19, 2008).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3589 or Tina Chalk, Senior Special Counsel, at (202) 551-3263 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        John H. Sellers, Esq.
        Cooley LLP